Exhibit 99.1
Santiago, September 16, 2014
GG/0143/2014

Mr. Carlos Pavez Tolosa
Superintendent of Securities and Insurance
Present

REF.: MATERIAL EVENT NOTICE

For your consideration:

According to articles 9 and 10 of Law No. 18.045 regarding Capital Markets and Chapter 18-10 of the Compilation of Updated Norms of the Superintendency of Banks and Financial Institutions (Recopilación Actualizada de Normas), CorpBanca informs you of the following material event regarding the company, its business, and its securities or the offer of them:

Today the conditions have been agreed for the placement of notes in the international markets for the aggregate principal amount of US$750,000,000 on a 5-year term, with amortization at maturity and payment of interest of 3.875% per year, payable semiannually on March and September of each year.

The issuance and placement of the notes will be made in accordance with Rule 144A and Regulation S under the U.S. Securities Act of 1933.  According to such rules, the notes will not be registered with the Securities and Exchange Commission of the United States of America.

The notes will be placed at a yield of 4.022% per year, equivalent to a spread of 225 annual basis points above the rate of the United States of America Treasury on a 5-year term.

As stated in the offering memorandum, the net proceeds of the placement will be used by CorpBanca for general corporate purposes, primarily to fund our lending activities.

Sincerely,

Cristián Canales Palacios
Interim Chief Executive Officer